November 3, 2008

Mail Stop 3561

Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.
600 Fourth Street
Sioux City, IA 51102-6000

RE: Terra Industries Inc.
        File No. 001-08520
        Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Greenwell:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                    Sincerely,

                                    Lyn Shenk
                                    Branch Chief